UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NCI, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.019 per share

(Title of Class of Securities)

62886K 10 4

(CUSIP Number)

Charles K. Narang

11730 Plaza America Drive, Reston, Virginia 20190

703.707.6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box.  ☐

CUSIP No. 62886K 10 4	Page 2 of 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Chander (Charles) K. Narang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

  7.    Sole Voting Power

            6,300,000 Class B common stock convertible at option of holder into Class A common stock

  8.    Shared Voting Power

            0

  9.    Sole Dispositive Power

            6,300,000 Class B common stock convertible at option of holder into Class A common stock

10.    Shared Dispositive Power

            478,946 Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,778,946
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11)*: 100% of Class B common stock Less than 5% of Class A common stock
14.	Type of Reporting Person (See Instructions) IN

(*)	Based on 6,300,000 shares of Class B common stock outstanding as of October 31, 2005 and 7,022,498 shares of Class A common stock outstanding as of October 31, 2005.

CUSIP No. 62886K 10 4	Page 3 of 6

Item 1. Security and Issuer.

The Registration Statement on Form S-1, as amended (Registration No. 333-127006) which registered the shares of the Class A common stock was declared effective by the SEC on October 20, 2005. This statement relates to the Class B common stock of the Company, which is convertible at the option of the holder into Class A common stock. The Class B common stock has the same rights and preferences as the Class A common stock, except that each share of the Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes and is freely convertible into one share of the Class A common stock.

Item 2. Identity and Background.

(a) This statement is filed by Chander (Charles) K. Narang.

(b) The business address for Mr. Narang is 11730 Plaza America Drive, Reston, Virginia 20190.

(c) Mr. Narang is the founder, President and CEO of the Company. The principal business of the Company is providing information technology services and solutions to U.S. federal government agencies. The Company’s address is 11730 Plaza America Drive, Reston, Virginia 20190.

(d) During the last five years, Mr. Narang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Narang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

(f) Mr. Narang is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration.

Mr. Narang is the founder of the Company and the funds used to found the Company were personal funds supplied by Mr. Narang.

Item 4. Purpose of the Transaction.

Mr. Narang is the founder, Chairman and Chief Executive Officer of the Company.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is Mr. Narang.

(a) Amount beneficially owned: 6,3000,000 shares of Class B Common Stock and 478,946 shares of Class A common stock through the Shashi K. Narang 2004 GRAT under Trust Agreement dated December 29, 2004 and the Chander K. Narang 2004 GRAT under Trust Agreement dated December 29, 2004.

(b) Percent of Class: Mr. Narang owns 100% of the Class B common stock of the Company and less than 5% of the Class A common stock of the Company.

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 6,300,000 Class B common stock

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or direct the disposition of: 6,300,000 Class B common stock

(iv) shared power to dispose or direct the disposition of: 478,946 Class A common stock

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

To the knowledge of Mr. Narang, on the date hereof, except to the extent set forth herein or the Exhibits herewith, Mr. Narang has no other contracts, arrangement, understandings or relationship (legal or otherwise) with any person with respect to the securities of the Company, including but not limited to, transfer of any such securities, finders fees, joint ventures, loan or other option arrangements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Lock Up Agreement, dated October 20, 2005, between the Company, Legg Mason Wood Walker, Incorporated as Representative of the Underwriters listed on Schedule 1 of the Underwriting Agreement and Charles K. Narang.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2005

/s/ CHARLES K. NARANG
Charles K. Narang